EXHIBIT G


                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

     SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     September __, 2001

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by October __, 2001 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After October __, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

     NATIONAL FUEL GAS COMPANY, ET AL. (70-[____])
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     National Fuel Gas Company ("National"), a registered holding company, and its wholly-owned non-utility subsidiary, Horizon Energy Development, Inc. ("Horizon," and together with National, the "Applicants"), whose principal business address is at 10 Lafayette Square, Buffalo, New York 14203, have filed an application declaration in this proceeding pursuant to Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(f), 13(b), 32 and 33 of the Act and Rules 42, 43, 45,
46, 53, 54 and 80 - 92 thereunder.

     Horizon is engaged in the business of developing and managing investments in "exempt wholesale generators" ("EWGs"), as defined in Section 32 of the Act, "foreign utility companies" ("FUCOs"), as defined in Section 33 of the Act, and provides consulting and operations services to third parties in connection with domestic and foreign energy projects. It is stated that Horizon indirectly holds interests in three different FUCOs, which own or operate or are developing


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generating facilities in the Czech Republic. National also indirectly owns (a) a
50% membership interest in Seneca Energy II, LLC, an EWG that generates approximately 11 MW of electricity from methane gas obtained from a landfill located in Waterloo, New York, (b) a 50% membership interest in Model City Energy, LLC, an EWG that is developing a facility capable of generating 5.5 MW of electricity from methane gas obtained from a landfill located in Model City, New York, and (c) a 50% membership in Energy Systems North East, LLC, an EWG that is capable of generating approximately 80 MW of electricity from natural gas. In addition to the foregoing, Horizon is engaged in preliminary development activities in connection with potential investments in other EWGs and FUCOs.

     By order dated August 29, 1995 1 (the "1995 Order"), National and Horizon were authorized to engage in various transactions through the period ending December 31, 2001, relating to potential investments in EWGs and FUCOs and related energy consulting activities. Specifically, the Commission authorized:
(i) National to acquire the capital stock of Horizon and provide additional debt and equity capital to Horizon in an aggregate amount not to exceed $150 million;
(ii) Horizon to invest up to $150 million at any time outstanding in preliminary development activities relating to investments in, and financing the acquisition of, EWGs and FUCOs and in preliminary development activities and administrative activities relating to "qualifying facilities" under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") (collectively, the "Project Activities"); (iii) the Applicants to organize and acquire the securities of one or more intermediate subsidiary companies ("Intermediate Subsidiaries") formed exclusively for the purpose of acquiring and holding the securities of one or more EWGs or FUCOs; (iv) Intermediate Subsidiaries to issue and sell debt and equity securities denominated in either U.S. or foreign currencies in order to finance investments in EWGs and FUCOs; (v) the Applicants to issue guarantees and assume liabilities in connection with investments in EWGs and FUCOs and Intermediate Subsidiaries, subject to the $150 million investment limitation; (vi) any subsidiary company of National to provide services to EWGs that derive no part of their income, directly or indirectly, from the generation of electric energy for sale in the Unites States, or FUCOs; and (vii) the Applicants to provide consulting and operation services, at market prices, to unaffiliated third parties with respect to foreign and domestic energy related projects.

     Subsequently, by order dated March 20, 1998,2 the Commission authorized National to engage in a program of external financing and to utilize the proceeds of such financing to, among other things, make investments, directly or indirectly in EWGs and FUCOs, subject only to the limitations of Rule 53, and in "energy-related companies," as defined in Rule 58, subject to the limitations of


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     1    Holding Co. Act Release No. 26364.

     2    Holding Co. Act Release No. 26847.


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that rule. The March 20, 1998 order states that such investment authority was intended to supersede the investment limitation contained in the 1995 Order. Also subsequent to the date of the 1995 Order, the Commission amended Rules 45(b) and 52, which the Applicants believe now exempt from Sections 6(a), 7 and 12(b), in most cases, the issuance of securities by Horizon and by Intermediate Subsidiaries and guarantees by these companies of securities of their subsidiary companies.

     The Applicants are now seeking to extend and in certain respects modify the authorizations contained in the 1995 Order for the period through September 30, 2006 ("Authorization Period"). It is intended that the authorization granted in this proceeding will replace and supersede the authorizations of the Applicants under the 1995 Order, except with respect to any transactions that have been carried out in reliance upon the 1995 Order.

     Specifically, the Applicants are requesting authorization for: (i) Horizon to engage in preliminary development activities, as described below ("Development Activities"), relating to investments in EWGs and FUCOs ("Exempt Subsidiaries"), "energy-related companies" under Rule 58 ("Rule 58 Subsidiaries") and other non-exempt non-utility companies, as may be authorized in any separate proceeding ("Authorized Subsidiaries"); (ii) National and Horizon to acquire, directly or indirectly, the equity securities of one or more additional Intermediate Subsidiaries organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Exempt Subsidiaries, Rule 58 Subsidiaries, or Authorized Subsidiaries, provided that Intermediate Subsidiaries may also engage in Development Activities and provide Project Services (as described below) to other subsidiaries of Horizon; (iii) Horizon and any Intermediate Subsidiaries to provide administrative, operating, technical and management services ("Project Services") and sell goods to other subsidiary companies of Horizon at fair market prices, subject to certain limitations enumerated below; (iv) Horizon and any Intermediate Subsidiaries to provide guarantees and other forms of credit support ("Guarantees") with respect to obligations of any other subsidiary companies of Horizon in an aggregate principal or nominal amount not to exceed $200 million at any one time outstanding, in addition to any guarantees that are exempt pursuant to Rule 45(b) and/or Rule 52; (v) National, Horizon and any Intermediate Subsidiaries to make loans to any other less than wholly-owned subsidiary of Horizon at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital;
(vi) National and Horizon to reorganize the ownership structure and change the terms of the authorized stock capitalization of Horizon, any Intermediate Subsidiary, or any other direct or indirect subsidiary of Horizon, without further authorization of the Commission, provided that, if such subsidiary is less than wholly owned, all other shareholders consent to such change; (vii) Horizon or any subsidiary of Horizon to sell energy project consulting services to third parties both within and outside the United States; and (viii) Horizon, any Intermediate Subsidiaries and any other subsidiaries of Horizon to pay dividends out of capital and unearned surplus and/or acquire, retire or redeem securities issued to associate companies to the extent allowed under applicable law and the terms of any credit or security instruments to which they may be parties.


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     It is stated that the Development Activities undertaken by Horizon will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Any amounts expended by Horizon in connection with the Development Activities will be included in "aggregate investment" for purposes of Rule 53 at such time as those Development Activities culminate in an investment in any EWG or FUCO, but only to the extent that such expenditures were financed by National, either directly or through guarantees and other forms of credit support provided by National.

     The Project Services provided by Horizon or any of its non-utility subsidiaries to each other will include ongoing personnel, accounting, engineering, operating, technical, legal, financial, and other support activities necessary to manage National's investments in Exempt Subsidiaries, Rule 58 Subsidiaries and other Authorized Subsidiaries. Horizon and its non-utility subsidiaries request authorization to provide Project Services, and to sell goods, at fair market prices determined without regard to cost, and therefore request an exemption (to the extent that Rule 90(d) does not apply) pursuant to Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the company receiving such goods or services is: (i) a FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States; (ii) an EWG that sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser of such electricity is not Distribution; (iii) a "qualifying facility" that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA; (iv) a domestic EWG or "qualifying facility" that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not Distribution; or (v) a Rule 58 Subsidiary or any other Authorized Subsidiary that (a) is partially-owned, provided that the ultimate purchaser of such goods or services is not Distribution (or any other entity within the National system whose activities and operations are primarily related to the provision of goods and services to Distribution), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to non-utility companies described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.


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